Exhibit 99.2

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended December 31, 2018

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2018

Cenovus Energy Inc.	2	For the periods ended December 31, 2018

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended December 31,

($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2018	2017	2018	2017

Revenues	1
Gross Sales		4,516	5,212	21,389	17,314
Less: Royalties		(29)	133	545	271
		4,545	5,079	20,844	17,043
Expenses	1
Purchased Product		2,555	2,052	8,744	8,033
Transportation and Blending		1,269	1,214	5,942	3,748
Operating		501	557	2,184	1,949
Production and Mineral Taxes		-	1	1	1
(Gain) Loss on Risk Management	23	(678)	887	305	896
Depreciation, Depletion and Amortization	6,14	398	618	2,131	1,838
Exploration Expense	6,13	2,115	887	2,123	888
General and Administrative		87	89	391	300
Onerous Contract Provisions	17	(63)	2	629	8
Finance Costs	4	138	187	627	645
Interest Income		(8)	(3)	(19)	(62)
Foreign Exchange (Gain) Loss, Net	5	547	24	854	(812)
Revaluation (Gain)		-	-	-	(2,555)
Transaction Costs		-	-	-	56
Re-measurement of Contingent Payment	16	(361)	(29)	50	(138)
Research Costs		2	21	25	36
(Gain) Loss on Divestiture of Assets	7	1	1	795	1
Other (Income) Loss, Net		(1)	(1)	(12)	(5)
Earnings (Loss) From Continuing Operations Before Income Tax		(1,957)	(1,428)	(3,926)	2,216
Income Tax Expense (Recovery)	10	(607)	(652)	(1,010)	(52)
Net Earnings (Loss) From Continuing Operations		(1,350)	(776)	(2,916)	2,268
Net Earnings (Loss) From Discontinued Operations	9	(6)	1,396	247	1,098
Net Earnings (Loss)		(1,356)	620	(2,669)	3,366

Basic and Diluted Earnings (Loss) Per Share ($)	11
Continuing Operations		(1.10)	(0.63)	(2.37)	2.06
Discontinued Operations		-	1.13	0.20	0.99
Net Earnings (Loss) Per Share		(1.10)	0.50	(2.17)	3.05

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the periods ended December 31, 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended December 31,

($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2018	2017	2018	2017

Net Earnings (Loss)		(1,356)	620	(2,669)	3,366
Other Comprehensive Income (Loss), Net of Tax	21
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(3)	8	(3)	9
Change in the Fair Value of Equity Instruments at FVOCI (1)		1	-	1	(1)
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		263	15	397	(275)
Total Other Comprehensive Income (Loss), Net of Tax		261	23	395	(267)
Comprehensive Income (Loss)		(1,095)	643	(2,274)	3,099

(1)	Fair Value through Other Comprehensive Income (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the periods ended December 31, 2018

CONSOLIDATED BALANCE SHEETS (unaudited)

As at December 31,

($ millions)

	Notes	2018	2017

Assets
Current Assets
Cash and Cash Equivalents		781	610
Accounts Receivable and Accrued Revenues		1,238	1,830
Income Tax Receivable		-	68
Inventories	12	1,013	1,389
Risk Management	23,24	163	63
Assets Held for Sale	9	-	1,048
Total Current Assets		3,195	5,008
Exploration and Evaluation Assets	1,13	785	3,673
Property, Plant and Equipment, Net	1,14	28,698	29,596
Income Tax Receivable		160	311
Risk Management	23,24	-	2
Other Assets		64	71
Goodwill		2,272	2,272
Total Assets		35,174	40,933

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,833	2,627
Current Portion of Long-Term Debt	15	682	-
Contingent Payment	16	15	38
Onerous Contract Provisions	17	50	8
Income Tax Payable		17	129
Risk Management	23,24	3	1,031
Liabilities Related to Assets Held for Sale	9	-	603
Total Current Liabilities		2,600	4,436
Long-Term Debt	15	8,482	9,513
Contingent Payment	16	117	168
Onerous Contract Provisions	17	613	37
Risk Management	23,24	-	20
Decommissioning Liabilities	18	875	1,029
Other Liabilities	19	158	136
Deferred Income Taxes		4,861	5,613
Total Liabilities		17,706	20,952
Shareholders’ Equity		17,468	19,981
Total Liabilities and Shareholders’ Equity		35,174	40,933

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the periods ended December 31, 2018

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 20)			(Note 21)

As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	3,366	-	3,366
Other Comprehensive Income (Loss)	-	-	-	(267)	(267)
Total Comprehensive Income (Loss)	-	-	3,366	(267)	3,099
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	11	-	-	11
Dividends on Common Shares	-	-	(225)	-	(225)
As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(2,669)	-	(2,669)
Other Comprehensive Income (Loss)	-	-	-	395	395
Total Comprehensive Income (Loss)	-	-	(2,669)	395	(2,274)
Stock-Based Compensation Expense	-	6	-	-	6
Dividends on Common Shares	-	-	(245)	-	(245)
As at December 31, 2018	11,040	4,367	1,023	1,038	17,468

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	6	For the periods ended December 31, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended December 31,

($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2018	2017	2018	2017

Operating Activities
Net Earnings (Loss)		(1,356)	620	(2,669)	3,366
Depreciation, Depletion and Amortization	6,14	398	620	2,131	2,030
Exploration Expense	6,13	2,115	887	2,123	890
Deferred Income Taxes	10	(584)	(153)	(794)	583
Unrealized (Gain) Loss on Risk Management	23	(741)	654	(1,249)	729
Unrealized Foreign Exchange (Gain) Loss	5	350	51	649	(857)
Revaluation (Gain)		-	-	-	(2,555)
Re-measurement of Contingent Payment	16	(361)	(29)	50	(138)
(Gain) Loss on Discontinuance	9	7	(1,888)	(301)	(1,285)
(Gain) Loss on Divestiture of Assets	7	1	1	795	1
Unwinding of Discount on Decommissioning Liabilities		16	60	63	128
Onerous Contract Provisions, Net of Cash Paid	17	(63)	(1)	618	(8)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		195	2	206	(18)
Other		(13)	42	52	48
Net Change in Other Assets and Liabilities		(22)	(32)	(72)	(107)
Net Change in Non-Cash Working Capital		543	66	552	252
Cash From (Used in) Operating Activities		485	900	2,154	3,059

Investing Activities
Acquisition, Net of Cash Acquired		-	(3)	-	(14,565)
Capital Expenditures – Exploration and Evaluation Assets	13	(35)	(19)	(55)	(147)
Capital Expenditures – Property, Plant and Equipment	14	(252)	(568)	(1,322)	(1,523)
Proceeds From Divestitures	7,9	(4)	2,271	1,050	3,210
Net Change in Investments and Other		-	-	9	-
Net Change in Non-Cash Working Capital		(82)	106	(295)	159
Cash From (Used in) Investing Activities		(373)	1,787	(613)	(12,866)

Net Cash Provided (Used) Before Financing Activities		112	2,687	1,541	(9,807)

Financing Activities	25
Issuance of Long-Term Debt		-	-	-	3,842
(Repayment) of Long-Term Debt		(1,144)	-	(1,144)	-
Net Issuance (Repayment) of Revolving Long-Term Debt		-	(1)	(20)	32
Issuance of Debt Under Asset Sale Bridge Facility		-	-	-	3,569
(Repayment) of Debt Under Asset Sale Bridge Facility		-	(2,650)	-	(3,600)
Common Shares Issued, Net of Issuance Costs	20	-	-	-	2,899
Dividends Paid on Common Shares	11	(62)	(61)	(245)	(225)
Other		-	-	(1)	(2)
Cash From (Used in) Financing Activities		(1,206)	(2,712)	(1,410)	6,515

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		10	3	40	182
Increase (Decrease) in Cash and Cash Equivalents		(1,084)	(22)	171	(3,110)
Cash and Cash Equivalents, Beginning of Period		1,865	632	610	3,720
Cash and Cash Equivalents, End of Period		781	610	781	610

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	7	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. The Company’s interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

•

Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth‑Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. These assets were acquired on May 17, 2017.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

In 2017, the Company announced its intention to divest of its Conventional segment that included its heavy oil assets at Pelican Lake, the CO2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. As such, the associated results of operations have been reported as a discontinued operation (see Note 9). As at January 5, 2018, all of the Company’s Conventional assets were sold.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	8	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

A) Results of Operations – Segment and Operational Information

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended December 31,	2018	2017	2018	2017	2018	2017
Revenues
Gross Sales	1,380	2,424	190	231	3,048	2,690
Less: Royalties	(39)	113	10	20	-	-
	1,419	2,311	180	211	3,048	2,690
Expenses
Purchased Product	-	-	-	-	2,597	2,181
Transportation and Blending	1,263	1,193	18	24	-	-
Operating	248	271	100	94	203	193
Production and Mineral Taxes	-	-	-	1	-	-
(Gain) Loss on Risk Management	86	235	-	-	(3)	2
Operating Margin	(178)	612	62	92	251	314
Depreciation, Depletion and Amortization	320	383	6	167	57	53
Exploration Expense	(2)	887	2,117	-	-	-
Segment Income (Loss)	(496)	(658)	(2,061)	(75)	194	261

			Corporate and Eliminations		Consolidated
For the three months ended December 31,			2018	2017	2018	2017
Revenues
Gross Sales			(102)	(133)	4,516	5,212
Less: Royalties			-	-	(29)	133
			(102)	(133)	4,545	5,079
Expenses
Purchased Product			(42)	(129)	2,555	2,052
Transportation and Blending			(12)	(3)	1,269	1,214
Operating			(50)	(1)	501	557
Production and Mineral Taxes			-	-	-	1
(Gain) Loss on Risk Management			(761)	650	(678)	887
Depreciation, Depletion and Amortization			15	15	398	618
Exploration Expense			-	-	2,115	887
Segment Income (Loss)			748	(665)	(1,615)	(1,137)
General and Administrative			87	89	87	89
Onerous Contract Provisions			(63)	2	(63)	2
Finance Costs			138	187	138	187
Interest Income			(8)	(3)	(8)	(3)
Foreign Exchange (Gain) Loss, Net			547	24	547	24
Revaluation (Gain)			-	-	-	-
Transaction Costs			-	-	-	-
Re-measurement of Contingent Payment			(361)	(29)	(361)	(29)
Research Costs			2	21	2	21
(Gain) Loss on Divestiture of Assets			1	1	1	1
Other (Income) Loss, Net			(1)	(1)	(1)	(1)
			342	291	342	291
Earnings (Loss) From Continuing Operations Before Income Tax					(1,957)	(1,428)
Income Tax Expense (Recovery)					(607)	(652)
Net Earnings (Loss) From Continuing Operations					(1,350)	(776)

Cenovus Energy Inc.	9	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

	Oil Sands		Deep Basin		Refining and Marketing
For the twelve months ended December 31,	2018	2017	2018	2017	2018	2017
Revenues
Gross Sales	10,026	7,362	904	555	11,183	9,852
Less: Royalties	473	230	72	41	-	-
	9,553	7,132	832	514	11,183	9,852
Expenses
Purchased Product	-	-	-	-	9,261	8,476
Transportation and Blending	5,879	3,704	90	56	-	-
Operating	1,037	934	403	250	927	772
Production and Mineral Taxes	-	-	1	1	-	-
(Gain) Loss on Risk Management	1,551	307	26	-	(1)	6
Operating Margin	1,086	2,187	312	207	996	598
Depreciation, Depletion and Amortization	1,439	1,230	412	331	222	215
Exploration Expense	6	888	2,117	-	-	-
Segment Income (Loss)	(359)	69	(2,217)	(124)	774	383

			Corporate and Eliminations		Consolidated
For the twelve months ended December 31,			2018	2017	2018	2017
Revenues
Gross Sales			(724)	(455)	21,389	17,314
Less: Royalties			-	-	545	271
			(724)	(455)	20,844	17,043
Expenses
Purchased Product			(517)	(443)	8,744	8,033
Transportation and Blending			(27)	(12)	5,942	3,748
Operating			(183)	(7)	2,184	1,949
Production and Mineral Taxes			-	-	1	1
(Gain) Loss on Risk Management			(1,271)	583	305	896
Depreciation, Depletion and Amortization			58	62	2,131	1,838
Exploration Expense			-	-	2,123	888
Segment Income (Loss)			1,216	(638)	(586)	(310)
General and Administrative			391	300	391	300
Onerous Contract Provisions			629	8	629	8
Finance Costs			627	645	627	645
Interest Income			(19)	(62)	(19)	(62)
Foreign Exchange (Gain) Loss, Net			854	(812)	854	(812)
Revaluation (Gain)			-	(2,555)	-	(2,555)
Transaction Costs			-	56	-	56
Re-measurement of Contingent Payment			50	(138)	50	(138)
Research Costs			25	36	25	36
(Gain) Loss on Divestiture of Assets			795	1	795	1
Other (Income) Loss, Net			(12)	(5)	(12)	(5)
			3,340	(2,526)	3,340	(2,526)
Earnings (Loss) From Continuing Operations Before Income Tax					(3,926)	2,216
Income Tax Expense (Recovery)					(1,010)	(52)
Net Earnings (Loss) From Continuing Operations					(2,916)	2,268

Cenovus Energy Inc.	10	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

B) Revenues by Product

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Upstream
Crude Oil	1,433	2,339	9,662	7,184
Natural Gas	82	84	321	235
NGLs	64	84	333	184
Other	20	15	69	43
Refined Product	2,321	2,108	9,032	7,312
Market Optimization	727	582	2,151	2,540
Corporate and Eliminations	(102)	(133)	(724)	(455)
Revenues From Continuing Operations	4,545	5,079	20,844	17,043

C) Geographical Information

	Revenues
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Canada	2,150	2,970	11,695	9,723
United States	2,395	2,109	9,149	7,320
Consolidated	4,545	5,079	20,844	17,043

	Non-Current Assets (1)
As at December 31,	2018	2017
Canada (2)	27,644	31,756
United States	4,175	3,856
Consolidated	31,819	35,612
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), other assets and goodwill.
(2)	Certain crude oil and natural gas properties of the Deep Basin segments, which reside in Canada, were reclassified in 2018 to PP&E and E&E from assets held for sale in current assets.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E Assets		PP&E
As at December 31,	2018	2017	2018	2017
Oil Sands	639	617	21,646	22,320
Deep Basin	146	3,056	2,482	3,019
Refining and Marketing	-	-	4,284	3,967
Corporate and Eliminations	-	-	286	290
Consolidated	785	3,673	28,698	29,596

	Goodwill		Total Assets
As at December 31,	2018	2017	2018	2017
Oil Sands	2,272	2,272	25,373	26,799
Deep Basin	-	-	2,742	6,694
Conventional	-	-	14	644
Refining and Marketing	-	-	5,621	5,432
Corporate and Eliminations	-	-	1,424	1,364
Consolidated	2,272	2,272	35,174	40,933

Cenovus Energy Inc.	11	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Capital Investment
Oil Sands	169	313	887	973
Deep Basin	18	148	211	225
Conventional	-	26	-	206
Refining and Marketing	61	56	208	180
Corporate and Eliminations	28	40	57	77
	276	583	1,363	1,661
Acquisition Capital
Oil Sands (2)	14	7	332	11,614
Deep Basin	1	80	9	6,774
Total Capital Expenditures	291	670	1,704	20,049
(1)	Includes expenditures on PP&E, E&E assets and assets held for sale.
(2)

In connection with the acquisition discussed in Note 8, Cenovus was deemed to have disposed of its pre-existing interest in FCCL Partnership and re-acquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations”, which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the estimated fair value was $11,605 million as at May 17, 2017.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2017, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2018. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Audit Committee effective February 12, 2019.

3. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 9, “Financial Instruments”

Effective January 1, 2018, the Company adopted IFRS 9, “Financial Instruments” (“IFRS 9”), which replaced IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). The Company applied the new standard retrospectively and, in accordance with the transitional provisions, comparative figures have not been restated. The adoption of IFRS 9 did not have a material impact on the Company’s Consolidated Financial Statements.

The nature and effects of the key changes to the Company’s accounting policies resulting from the adoption of IFRS 9 are summarized below.

Classification of Financial Assets and Financial Liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”). The previous IAS 39 categories of held to maturity, loans and receivables and available for sale are eliminated. IFRS 9 bases the classification of financial assets on the contractual cash flow characteristics and the Company’s business model for managing the financial asset. Additionally, embedded derivatives are not separated if the host contract is a financial asset within the scope of IFRS 9. Instead, the entire hybrid contract is assessed for classification and measurement.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. The differences between the two standards did not impact the Company at the time of transition.

Cenovus Energy Inc.	12	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Impairment of Financial Assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments measured at FVOCI. Under IFRS 9, credit losses will be recognized earlier than under IAS 39.

Transition

On January 1, 2018, the Company:

•	Identified the business model used to manage its financial assets and classified its financial instruments into the appropriate IFRS 9 category;
•	Designated certain investments in private equity instruments, that were previously classified as available for sale, as FVOCI; and
•	Applied the ECL model to financial assets classified as measured at amortized cost.

The classification and measurement of financial instruments under IFRS 9 did not have a material impact on the Company’s opening retained earnings as at January 1, 2018. In addition, the application of the ECL model to financial assets classified as measured at amortized cost did not result in a material adjustment on transition.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 as at January 1, 2018 for each class of the Company’s financial assets and financial liabilities. The Company has no contract assets or debt investments measured at FVOCI.

Measurement Category (1)
Financial Instrument	IAS 39	IFRS 9
Cash and Cash Equivalents	Loans and Receivables	Amortized Cost
Accounts Receivable and Accrued Revenues	Loans and Receivables	Amortized Cost
Risk Management Assets	FVTPL	FVTPL
Equity Investments	Available for Sale Financial Assets	FVOCI
Long-Term Receivables	Loans and Receivables	Amortized Cost
Accounts Payable and Accrued Liabilities	Financial Liabilities Measured at Amortized Cost	Amortized Cost
Risk Management Liabilities	FVTPL	FVTPL
Contingent Payment	FVTPL	FVTPL
Short-Term Borrowings	Financial Liabilities Measured at Amortized Cost	Amortized Cost
Long-Term Debt	Financial Liabilities Measured at Amortized Cost	Amortized Cost
(1)	There were no adjustments to the carrying amounts of financial instruments as a result of the change in classification from IAS 39 to IFRS 9.

B) Adoption of IFRS 15, “Revenues From Contracts With Customers”

Effective January 1, 2018, the Company adopted IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. Cenovus adopted IFRS 15 using the modified retrospective with cumulative effect approach using the following practical expedients:

•	Electing to apply the standard retrospectively only to contracts that were not completed contracts on January 1, 2018; and
•	For modified contracts, evaluating the original contract together with any contract modifications at the date of initial application.

The adoption of IFRS 15 did not materially impact the timing or measurement of revenue. However, IFRS 15 contains new disclosure requirements.

C) Update to Significant Accounting Policies

Financial Instruments

The Company applied IFRS 9 retrospectively, but elected not to restate comparative information. As such, the comparative information provided continues to be accounted for in accordance with the Company’s previous accounting policy found in the annual Consolidated Financial Statements for the year ended December 31, 2017.

The following accounting policy is applicable from January 1, 2018:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.

The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets and liabilities;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

Cenovus Energy Inc.	13	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Classification and Measurement of Financial Assets

The initial classification of a financial asset depends upon the Company’s business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:

•

Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest;

•

FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest; or

•	FVTPL: Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.

On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.

At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.

Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Impairment of Financial Assets

The Company recognizes loss allowances for ECLs on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.

Classification and Measurement of Financial Liabilities

A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.

Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.

A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in net earnings.

Cenovus Energy Inc.	14	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Derivatives

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Risk management assets and liabilities are derivative financial instruments classified as measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

•	Sale of crude oil, natural gas and NGLs;
•	Sale of petroleum and refined products;
•	Marketing and transportation services; and
•	Fee-for-service hydrocarbon trans-loading services.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, natural gas, NGLs and petroleum and refined products, which is generally at a point in time. Performance obligations for marketing, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, natural gas, NGLs and petroleum and refined products pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. The amount of revenue recognized is based on the agreed transaction price with any variability in transaction price recognized in the same period. Fees associated with marketing, transportation services and trans-loading services are based on fixed price contracts.

Cenovus’s revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with unfulfilled performance obligations.

D) New Accounting Standards and Interpretations not yet Adopted

A description of additional accounting standards and interpretations that will be adopted in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2017. The following provides an update to the disclosure in the annual Consolidated Financial Statements for the year ended December 31, 2017.

Cenovus Energy Inc.	15	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Leases

On January 13, 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the above recognition requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019 and may be applied retrospectively or using a modified retrospective approach. The Company has selected to use the modified retrospective approach which does not require restatement of prior period financial information as the cumulative effect of applying the standard to prior periods is recorded as an adjustment to opening retained earnings. On initial adoption, Management has elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
•	Account for lease payments as an expense and not recognize a right-of-use (“ROU”) asset if the underlying asset is of low dollar value;
•	The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease; and
•

Use the Company’s previous assessment under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”), for onerous contracts instead of reassessing the ROU asset for impairment on January 1, 2019.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contracts with no impact on retained earnings.

Adoption of the new standard will result in the recognition of additional lease liabilities and ROU assets of approximately $1.5 billion and $0.9 billion, respectively. Management has identified ROU assets and lease liabilities primarily related to office space, railcars, storage tanks, drilling rigs and other field equipment. The impact on the consolidated statement of earnings will be as follows:

•	Lower general and administrative expenses, transportation and blending costs, operating costs, purchased product and property, plant and equipment expenditures;
•	Higher finance expenses due to the interest recognized on the lease obligations; and
•	Higher depreciation expense related to the ROU assets.

The Company has reviewed office space contracts where the Company is the lessor and as a result of these assessments will recognize a $16 million net investment from these leases on January 1, 2019.

4. FINANCE COSTS

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Interest Expense – Short-Term Borrowings and Long-Term Debt	121	166	516	571
Premium (Discount) on Redemption of Long-Term Debt (Note 15)	(10)	-	17	-
Unwinding of Discount on Decommissioning Liabilities (Note 18)	16	16	62	48
Other	11	5	32	26
	138	187	627	645

Cenovus Energy Inc.	16	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	296	50	602	(665)
Other	54	1	47	(192)
Unrealized Foreign Exchange (Gain) Loss	350	51	649	(857)
Realized Foreign Exchange (Gain) Loss	197	(27)	205	45
	547	24	854	(812)

6. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its cash-generating units (“CGUs”) for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

2018 Net Upstream Impairments

As at December 31, 2018, the book value of the Company’s net assets was greater than its market capitalization; therefore, the Company tested its upstream CGUs for impairment. As at December 31, 2018, there was no impairment of goodwill or the Company’s CGUs. However, the impairment test provided evidence that previously recognized impairment losses should be reversed.

As at December 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be $761 million. Earlier in 2018 and 2017, impairment losses of $100 million and $56 million, respectively, were recorded due to a decline in forward prices. The impairment was recorded as additional depreciation, depletion and amortization (“DD&A”) in the Deep Basin segment. In the fourth quarter of 2018, the Company reversed $132 million of the impairment losses, net of DD&A that would have been recorded had no impairment been recorded. The reversal was due to improved recovery, extensions and well performance and changes to the development plan.

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s independent qualified reserves evaluators (“IQREs”) (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2018 by the IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	58.58	64.60	68.20	71.00	72.81	2.0%
WCS (C$/barrel) (2)	51.55	59.58	65.89	68.61	70.53	2.1%
Edmonton C5+ (C$/barrel)	70.10	79.21	83.33	86.20	88.16	2.0%
AECO (C$/Mcf) (3)	1.88	2.31	2.74	3.05	3.21	2.0%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas. Assumes gas heating value of one million British thermal units (“MMBtu”) per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

Cenovus Energy Inc.	17	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

2017 Upstream Impairments

As at December 31, 2017, there were indicators of impairment in the Company’s upstream assets due to a decline in forward commodity prices since the acquisition (see Note 8). The Company tested its upstream CGUs for impairment and the Company determined that the carrying amount of the Clearwater CGU exceeded its recoverable amount, resulting in an impairment loss of $56 million. The impairment was recorded as additional DD&A in the Deep Basin segment. Future cash flows for the CGU declined due to lower forward crude oil prices and revisions to the development plan. As at December 31, 2017, the recoverable amount of the Clearwater CGU was estimated to be approximately $295 million, which excludes the Clearwater assets reclassified to assets held for sale.

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate between 10 percent and 15 percent.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2017, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2018	2019	2020	2021	2022	Average Annual Increase Thereafter
WTI (US$/barrel)	57.50	60.90	64.13	68.33	71.19	2.1%
WCS (C$/barrel)	50.61	56.59	60.86	64.56	66.63	2.1%
Edmonton C5+ (C$/barrel)	72.41	74.90	77.07	81.07	83.32	2.1%
AECO (C$/Mcf)	2.43	2.77	3.19	3.48	3.67	2.0%

There were no goodwill impairments for the twelve months ended December 31, 2017.

B) Asset Impairment and Write-downs

Exploration and Evaluation Assets

In the fourth quarter of 2018, Management completed a comprehensive review of the Deep Basin development plan considering factors such as well inventory, pace of development, infrastructure constraints, economic thresholds and limited capital spending on the assets going forward. As such, previously capitalized E&E costs of $2.1 billion were written off as exploration expense in the Elmworth, Wapiti, Kaybob, Edson and Clearwater areas within the Deep Basin segment.

For the year ended December 31, 2017, Management wrote off certain E&E assets, as their carrying values were not considered to be recoverable. As a result, $888 million of previously capitalized E&E costs were written off and recorded as exploration expense. These assets reside primarily in the Borealis CGU within the Oil Sands segment. Management’s decision was based on a comprehensive review of spending to date, decisions to limit spending on these assets in recent years and the current business plan spending on the assets going forward. At this point, Management is not committing further material funding beyond that required to retain ownership of this significant resource. In addition, regulatory changes to the Oil Sands Royalty application process impact the economic viability of these projects.

Property, Plant and Equipment, Net

For the year ended December 31, 2018, the Company recorded an impairment loss of $6 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts.

For the year ended December 31, 2017, the Company recorded an impairment loss of $21 million related to equipment that was written down to its recoverable amount. The impairment loss relates to the Oil Sands segment.

7. DIVESTITURE

On September 6, 2018, the Company completed the sale of Cenovus Pipestone Partnership (“CPP”), a wholly-owned subsidiary, for cash proceeds of $625 million, before closing adjustments. CPP held the Company’s Pipestone and Wembley natural gas and liquids business in northwestern Alberta and included the Company’s 39 percent operated working interest in the Wembley gas plant. A before-tax loss of $797 million was recorded on the sale (after-tax – $557 million). For additional divestitures related to discontinued operations see Note 9.

Cenovus Energy Inc.	18	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

8. ACQUISITION

On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) a 50 percent interest in FCCL Partnership and the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets (the “Deep Basin Assets”). The acquisition from ConocoPhillips (the “Acquisition”) provided Cenovus with control over the Company’s oil sands operations, doubled the Company’s oil sands production, and almost doubled the Company’s proved bitumen reserves. The Deep Basin Assets provide short-cycle development opportunities with high-return potential in Alberta and British Columbia.

Total consideration for the Acquisition consisted of US$10.6 billion in cash and 208 million Cenovus common shares plus closing adjustments. At the same time, Cenovus agreed to make certain quarterly contingent payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms.

9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In 2017, the Company announced its intention to divest of its Conventional segment and market for sale a package of the Company’s non-core Deep Basin assets in the East Clearwater and a portion of the West Clearwater area. The Conventional segment included the Company’s heavy oil assets at Pelican Lake, the CO2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The associated assets and liabilities were reclassified as held for sale. The results of operations from the Conventional segment have been reported as a discontinued operation.

A) Assets and Liabilities Held for Sale

The Conventional segment and non-core Deep Basin assets were classified as held for sale and recorded at the lesser of their carrying amount and their fair value less cost to sell. Assets and liabilities held for sale also include the Suffield operations, which were sold on January 5, 2018. No impairments were recorded on the assets held for sale as at December 31, 2017.

In December 2018, Management decided to discontinue the Clearwater assets sale process. While discussions with prospective purchasers have occurred, an offer that meets Management’s expectations has not been received. As a result of this decision, as at December 31, 2018, the assets and associated decommissioning liabilities were reclassified from held for sale to PP&E, E&E and decommissioning liabilities, at their carrying amounts. Depletion, calculated on a per-unit of production basis, was recorded in the fourth quarter. There was no impairment of the assets prior to reclassification.

As at December 31, 2018, no assets were classified as held for sale.

As at December 31, 2017	E&E Assets	PP&E	Decommissioning Liabilities
Conventional	-	568	454
Deep Basin	46	434	149
	46	1,002	603

B) Results of Discontinued Operations

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. A before-tax gain on discontinuance of $343 million was recorded on the sale. The agreement includes a deferred purchase price adjustment (“DPPA”) that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the two years following the close of the disposition.

The DPPA is a two year agreement that commenced on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per MMBtu. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

On September 29, 2017, the Company completed the sale of its Pelican Lake heavy oil operations, as well as other miscellaneous assets in northern Alberta, for cash proceeds of $975 million before closing adjustments. Net proceeds from the sale were applied against the Company’s then outstanding $3.6 billion asset-sale bridge facility. The asset-sale bridge facility was fully repaid prior to December 31, 2017. A before tax loss on discontinuance of $603 million was recorded on the sale.

Cenovus Energy Inc.	19	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

On December 7, 2017, Cenovus completed the sale of its Palliser crude oil and natural gas operations in southern Alberta for cash proceeds of $1.3 billion before closing adjustments. A before tax gain on discontinuance of $1.6 billion was recorded on the sale.

On December 14, 2017, the Company completed the sale of its Weyburn assets in southern Saskatchewan for cash proceeds of $940 million before closing adjustments. A before tax gain on discontinuance of $276 million was recorded on the sale.

The following table presents the results of discontinued operations, including asset sales:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Revenues
Gross Sales	(1)	218	14	1,309
Less: Royalties	1	29	3	174
	(2)	189	11	1,135
Expenses
Transportation and Blending	-	18	1	167
Operating	1	83	(28)	426
Production and Mineral Taxes	-	4	1	18
(Gain) Loss on Risk Management	-	14	-	33
Operating Margin	(3)	70	37	491
Depreciation, Depletion and Amortization	-	2	-	192
Exploration Expense	-	-	-	2
Finance Costs	-	44	1	80
Earnings (Loss) From Discontinued Operations Before Income Tax	(3)	24	36	217
Current Tax Expense (Recovery)	-	-	-	24
Deferred Tax Expense (Recovery)	(2)	6	9	33
After-tax Earnings (Loss) From Discontinued Operations	(1)	18	27	160
After-tax Gain (Loss) on Discontinuance (1)	(5)	1,378	220	938
Net Earnings (Loss) From Discontinued Operations	(6)	1,396	247	1,098
(1)

Net of $2 million deferred tax recovery in the three months ended December 31, 2018 and $81 million deferred tax expense in the twelve months ended December 31, 2018, respectively (three and twelve months ended December 31, 2017 – $510 million and $347 million deferred tax expense, respectively).

C) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Cash From (Used in) Operating Activities	(3)	67	36	448
Cash From (Used in) Investing Activities	(5)	2,234	404	2,993
Net Cash Flow	(8)	2,301	440	3,441

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Current Tax
Canada	(20)	15	(128)	(217)
United States	(7)	2	2	(38)
Total Current Tax Expense (Recovery)	(27)	17	(126)	(255)
Deferred Tax Expense (Recovery)	(580)	(669)	(884)	203
Tax Expense (Recovery) From Continuing Operations	(607)	(652)	(1,010)	(52)

In 2018, the Company recorded a current tax recovery due to the carryback of losses for income tax purposes and prior year adjustments. The maximum recovery was reached in 2018.

Cenovus Energy Inc.	20	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

In 2018, the Company recorded a deferred tax recovery related to current period losses, including the write-down of the Deep Basin E&E assets and $78 million arising from an adjustment to the tax basis of the Company’s refining assets. The increase in tax basis was a result of the Company’s partner recognizing a taxable gain on its interest in WRB Refining LP (“WRB”), which due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB’s assets. A deferred tax expense was recorded in 2017 due to the revaluation gain on our pre-existing interest in connection with the Acquisition, net of a tax benefit related to the reduction of the U.S. federal corporate income tax rate from 35 percent to 21 percent.

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

	Twelve Months Ended
For the periods ended December 31,	2018	2017
Earnings (Loss) From Continuing Operations Before Income Tax	(3,926)	2,216
Canadian Statutory Rate	27.0%	27.0%
Expected Income Tax Expense (Recovery) From Continuing Operations	(1,060)	598
Effect of Taxes Resulting From:
Foreign Tax Rate Differential	(57)	(17)
Non-Taxable Capital (Gains) Losses	82	(129)
Non-Recognition of Capital (Gains) Losses	99	(99)
Adjustments Arising From Prior Year Tax Filings	3	(41)
Recognition of Previously Unrecognized Capital Losses	-	(68)
Recognition of U.S. Tax Basis	(78)	-
Change in U.S. Statutory Rate	-	(275)
Non-Deductible Expenses	2	(5)
Other	(1)	(16)
Total Tax Expense (Recovery) From Continuing Operations	(1,010)	(52)
Effective Tax Rate	25.7%	(2.3)%

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Earnings (Loss) From:
Continuing Operations	(1,350)	(776)	(2,916)	2,268
Discontinued Operations	(6)	1,396	247	1,098
Net Earnings (Loss)	(1,356)	620	(2,669)	3,366

Basic - Weighted Average Number of Shares (millions)	1,228.8	1,228.8	1,228.8	1,102.5
Dilutive Effect of Cenovus NSRs (1)	0.1	-	0.4	-
Diluted - Weighted Average Number of Shares	1,228.9	1,228.8	1,229.2	1,102.5

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	(1.10)	(0.63)	(2.37)	2.06
Discontinued Operations	-	1.13	0.20	0.99
Net Earnings (Loss) Per Share	(1.10)	0.50	(2.17)	3.05
(1)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the twelve months ended December 31, 2018, the Company paid dividends of $245 million or $0.20 per share (twelve months ended December 31, 2017 – $225 million or $0.20 per share).

12. INVENTORIES

As a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory of $47 million from cost to net realizable value as at December 31, 2018.

Cenovus Energy Inc.	21	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

13. EXPLORATION AND EVALUATION ASSETS

Total
As at December 31, 2017	3,673
Additions	374
Transfers to Assets Held for Sale (Note 9)	(1)
Transfers from Assets Held for Sale (Note 9)	46
Exploration Expense (Note 6)	(2,123)
Change in Decommissioning Liabilities	(8)
Divestitures	(1,176)
As at December 31, 2018	785

14. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at December 31, 2017	27,441	333	5,061	1,167	34,002
Additions	1,065	-	204	61	1,330
Transfers from Assets Held for Sale (Note 9)	469	-	-	-	469
Change in Decommissioning Liabilities	(279)	-	(3)	(3)	(285)
Exchange Rate Movements and Other	(6)	-	370	-	364
Divestitures	(644)	-	-	(12)	(656)
As at December 31, 2018	28,046	333	5,632	1,213	35,224

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2017	2,104	331	1,193	778	4,406
DD&A	1,874	2	217	64	2,157
Transfers from Assets Held for Sale (Note 9)	35	-	-	-	35
Impairment Losses (Note 6)	106	-	-	-	106
Impairment Reversals (Note 6)	(132)	-	-	-	(132)
Exchange Rate Movements and Other	(31)	-	32	-	1
Divestitures	(38)	-	-	(9)	(47)
As at December 31, 2018	3,918	333	1,442	833	6,526

CARRYING VALUE
As at December 31, 2017	25,337	2	3,868	389	29,596
As at December 31, 2018	24,128	-	4,190	380	28,698
(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

15. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at December 31,	Notes	2018	2017
Revolving Term Debt (1)	A	-	-
U.S. Dollar Denominated Unsecured Notes (2)	B	9,241	9,597
Total Debt Principal		9,241	9,597
Debt Discounts and Transaction Costs		(77)	(84)
Long-Term Debt		9,164	9,513
Less: Current Portion		682	-
Long-Term Portion		8,482	9,513
(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.
(2)	The US$ principal amount as at December 31, 2018 is US$6,774 million (December 31, 2017 – US$7,650 million).

Cenovus Energy Inc.	22	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

A) Revolving Term Debt

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche. On October 17, 2018, the Company extended the maturity date of the $1.2 billion tranche from November 30, 2020 to November 30, 2021 and the maturity date of the $3.3 billion tranche from November 30, 2021 to November 30, 2022.

B) Unsecured Notes

On October 29, 2018, the Company redeemed US$800 million of its US$1,300 million unsecured notes due October 15, 2019. A redemption premium of US$20 million and associated unamortized discount and debt issue costs of $1 million were recognized in 2018.

In December 2018, the Company paid US$69 million to repurchase a portion of its unsecured notes with a principal amount of US$76 million. A gain on the repurchase of $9 million was recorded in finance costs. Subsequent to December 31, 2018, the Company repurchased a further US$324 million of its unsecured notes for cash of US$300 million (see Note 27).

As at December 31, 2018, the Company is in compliance with all of the terms of its debt agreements.

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Net Debt to Adjusted EBITDA

As at December 31,	2018	2017
Current Portion of Long-Term Debt	682	-
Long-Term Debt	8,482	9,513
Less: Cash and Cash Equivalents	(781)	(610)
Net Debt	8,383	8,903

Net Earnings (Loss)	(2,669)	3,366
Add (Deduct):
Finance Costs	628	725
Interest Income	(19)	(62)
Income Tax Expense (Recovery)	(920)	352
DD&A	2,131	2,030
E&E Write-down	2,123	890
Unrealized (Gain) Loss on Risk Management	(1,249)	729
Foreign Exchange (Gain) Loss, Net	854	(812)
Revaluation (Gain)	-	(2,555)
Re-measurement of Contingent Payment	50	(138)
(Gain) Loss on Discontinuance	(301)	(1,285)
(Gain) Loss on Divestitures of Assets	795	1
Other (Income) Loss, Net	(12)	(5)
Adjusted EBITDA	1,411	3,236

Net Debt to Adjusted EBITDA	5.9x	2.8x

Cenovus Energy Inc.	23	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Net Debt to Capitalization

As at December 31,	2018	2017
Net Debt	8,383	8,903
Shareholders’ Equity	17,468	19,981
	25,851	28,884
Net Debt to Capitalization	32%	31%

Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

16. CONTINGENT PAYMENT

Total
As at December 31, 2017	206
Re-measurement (1)	50
Liabilities Settled or Payable	(124)
As at December 31, 2018	132
Less: Current Portion	15
Long-Term Portion	117
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. For the twelve months ended December 31, 2018, $124 million was payable under the agreement (2017 – $17 million).

17. ONEROUS CONTRACT PROVISIONS

Total
As at December 31, 2017	45
Liabilities Incurred	684
Liabilities Settled	(21)
Change in Assumptions	2
Change in Discount Rate	(57)
Unwinding of Discount on Onerous Contract Provisions	10
As at December 31, 2018	663
Less: Current Portion	50
Long-Term Portion	613

The provision for onerous contracts relates to onerous operating leases and operating costs for office space in Calgary, Alberta. The provision represents the present value of the difference between the future lease payments that Cenovus is obligated to make under the non-cancellable lease contracts and the estimated sublease recoveries, discounted at the credit-adjusted risk-free rate of between 4.0 and 5.7 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Sensitivities

Changes to the credit-adjusted risk-free rate or the estimated sublease recoveries would have the following impact on the provision:

	Sensitivity Range	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(46)	52
Estimated Sublease Recovery	± five percent	(40)	40

Cenovus Energy Inc.	24	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

18. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

Total
As at December 31, 2017	1,029
Liabilities Incurred	8
Liabilities Settled	(44)
Liabilities Disposed	(30)
Transfers from Liabilities Related to Assets Held for Sale (Note 9)	149
Change in Estimated Future Cash Flows	(136)
Change in Discount Rate	(165)
Unwinding of Discount on Decommissioning Liabilities	63
Foreign Currency Translation	1
As at December 31, 2018	875

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.5 percent as at December 31, 2018 (December 31, 2017 – 5.3 percent).

19. OTHER LIABILITIES

As at December 31,	2018	2017
Employee Long-Term Incentives	41	43
Pension and Other Post-Employment Benefit Plan	75	62
Other	42	31
	158	136

20. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	2018		2017
As at December 31,	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,790	11,040	833,290	5,534
Common Shares Issued, Net of Issuance Costs and Tax	-	-	187,500	2,927
Common Shares Issued to ConocoPhillips	-	-	208,000	2,579
Outstanding, End of Period	1,228,790	11,040	1,228,790	11,040

In connection with the Acquisition, Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion ($2.9 billion net of $101 million of share issuance costs). In addition, the Company issued 208 million common shares to ConocoPhillips on May 17, 2017 as partial consideration for the Acquisition. As at December 31, 2018, ConocoPhillips continued to hold these common shares.

There were no preferred shares outstanding as at December 31, 2018 (December 31, 2017 – nil).

As at December 31, 2018, there were 23 million (December 31, 2017 – 15 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc.	25	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	12	(275)	(1)	(264)
Income Tax	(3)	-	-	(3)
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	(5)	397	1	393
Income Tax	2	-	-	2
As at December 31, 2018	(7)	1,030	15	1,038

22. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at December 31, 2018	(thousands)	(thousands)
NSRs	34,484	27,526
PSUs	6,063	-
RSUs	7,461	-
DSUs	1,360	1,360

The weighted average exercise price of NSRs as at December 31, 2018 was $26.29.

	Units Granted	Units Vested and Paid Out
For the twelve months ended December 31, 2018	(thousands)	(thousands)
NSRs	3,950	-
PSUs	3,089	-
RSUs	4,400	1,777
DSUs	239	346

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
NSRs	-	2	6	9
PSUs	(5)	(7)	(6)	(7)
RSUs	(2)	-	9	3
DSUs	(5)	-	-	(11)
Stock-Based Compensation Expense (Recovery)	(12)	(5)	9	(6)
Stock-Based Compensation Costs Capitalized	(3)	(2)	4	3
Total Stock-Based Compensation	(15)	(7)	13	(3)

23. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Cenovus Energy Inc.	26	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2018, the carrying value of Cenovus’s debt was $9,164 million and the fair value was $8,431 million (December 31, 2017 carrying value – $9,513 million, fair value – $10,061 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. There was an increase of $1 million in the fair value of the Company’s private equity instruments in the twelve months ended December 31, 2018.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps and options, as well as condensate, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	2018			2017
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	156	2	154	63	1,031	(968)
Foreign Exchange	-	1	(1)	-	-	-
Interest Rate	7	-	7	2	20	(18)
Total Fair Value	163	3	160	65	1,051	(986)

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2018	2017
Level 2 – Prices Sourced From Observable Data or Market Corroboration	160	(986)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to December 31:

	2018	2017
Fair Value of Contracts, Beginning of Year	(986)	(291)
Fair Value of Contracts Realized During the Period (1)	1,554	200
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(305)	(929)
Unamortized (Amortized) Premium on Put Options	(16)	16
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(87)	18
Fair Value of Contracts, End of Period	160	(986)
(1)	Includes realized loss of $nil (2017 – $33 million) related to the Conventional segment which is included in discontinued operations.

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 3.9 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2018, the fair value of the contingent payment was estimated to be $132 million.

Cenovus Energy Inc.	27	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

As at December 31, 2018, average WCS forward pricing for the remaining term of the contingent payment is C$38.87 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment were 32 percent and eight percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(104)	71
WTI Option Volatility	± five percent	(57)	51
Canadian per U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	1	(12)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2018	2017	2018	2017
Realized (Gain) Loss (1)	63	233	1,554	167
Unrealized (Gain) Loss (2)	(741)	654	(1,249)	729
(Gain) Loss on Risk Management From Continuing Operations	(678)	887	305	896
(1)

Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management loss of $nil in the twelve months ended December 31, 2018 (twelve months ended December 31, 2017 – $33 million) that were classified as discontinued operations.

(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

24. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at December 31, 2018, Cenovus had a notional amount of US$150 million in interest rate swaps. In the fourth quarter of 2018, the Company unwound US$250 million of interest rate swaps, resulting in a risk management gain of $23 million. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. As at December 31, 2018, there were US$45 million in foreign exchange contracts outstanding.

In 2018, the Company applied IFRS 9’s simplified approach to measuring ECL which uses a lifetime expected loss allowance for all account receivable and accrued revenue. As at December 31, 2018, approximately 90 percent of the Company’s accruals, joint operations and trade receivables were investment grade, and over 98 percent were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, joint operations and trade receivable were 0.4 percent as at December 31, 2018.

Net Fair Value of Risk Management Positions

As at December 31, 2018	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)
Crude Oil Contracts
WTI Collars	19,000 bbls/d	January – December 2019	US$50.00-US$62.08/bbl	52
Other Financial Positions (1)				102
Crude Oil Fair Value Position				154

Foreign Exchange Contracts				(1)
Interest Rate Swaps				7

Total Fair Value				160
(1)

Other financial positions are part of ongoing operations to market the Company’s production. In 2018, other financial positions consist of WCS and condensate futures, WTI fixed price contracts and basis swaps.

Cenovus Energy Inc.	28	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices and interest rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	(78)	80
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	4	(4)
Interest Rate Swaps	± 50 Basis Points	12	(13)
Foreign Exchange	± $0.05 U.S. per Canadian Dollar Foreign Exchange Rate	4	(4)

25. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Current Portion of Long-Term Debt	Long-Term Debt
As at December 31, 2016	-	-	6,332
Changes From Financing Cash Flows:
Issuance of Long-Term Debt	-	-	3,842
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	32
Issuance of Debt Under Asset Sale Bridge Facility	-	892	2,677
(Repayment) of Debt Under Asset Sale Bridge Facility	-	(900)	(2,700)
Dividends Paid	(225)	-	-
Non-Cash Changes:
Dividends Declared	225	-	-
Foreign Exchange (Gain) Loss	-	-	(697)
Finance costs	-	8	28
Other	-	-	(1)
As at December 31, 2017	-	-	9,513
Changes From Financing Cash Flows:
Dividends Paid	(245)	-	-
(Repayment) of Long-Term Debt	-	-	(1,144)
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(20)
Non-Cash Changes:
Dividends Declared	245	-	-
Current Portion of Long-Term Debt	-	682	(682)
Foreign Exchange (Gain) Loss	-	-	817
Finance Costs	-	-	(2)
As at December 31, 2018	-	682	8,482

26. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2017.

We have total commitments of $26 billion, of which $23 billion are for various transportation commitments, including $6 billion in new contracts primarily related to Keystone XL, expanded freight and rail terminal and tank contracts. Transportation commitments include $14 billion that are subject to regulatory approval or have been approved but are not yet in service (December 31, 2017 – $9 billion). Terms are up to 20 years subsequent to the date of commencement and should help align the Company’s future transportation requirements with anticipated production growth.

As at December 31, 2018, there were outstanding letters of credit aggregating $336 million issued as security for performance under certain contracts (December 31, 2017 – $376 million).

Cenovus Energy Inc.	29	For the periods ended December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended December 31, 2018

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2018, the estimated fair value of the contingent payment was $132 million (see Note 16).

27. SUBSEQUENT EVENT

Subsequent to December 31, 2018, the Company repurchased a further US$324 million of its unsecured notes for cash of US$300 million. The remaining principal amounts of the Company’s unsecured notes as at January 31, 2019 are:

As at January 31, 2019	US$ Principal Amount
5.70% due October 15, 2019	500
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	1,061
5.25% due June 15, 2037	666
6.75% due November 15, 2039	1,400
4.45% due September 15, 2042	722
5.20% due September 15, 2043	300
5.40% due June 15, 2047	851
6,450

Cenovus Energy Inc.	30	For the periods ended December 31, 2018